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                                                                    EXHIBIT 99.3

                                   PROXY FORM

WIPRO LIMITED
Registered Office
Doddakannelli
Sarjapur Road
Bangalore- 560035

Reg. Folio No/Demat Account No________________________

I/We ___________________________________________________________________________
________________________________________________________________________________
_____________________________________________________________________________ of
_________________________________________________________________________ in the
District of ____________________________________________________________________
being a member/members of the Company thereby appoint
________________________________________________________________________________
_____________________________________________________________________________ of
_________________________________________________________________________ in the
District of _________________________________________________________________ as
my/our proxy to vote for me/us on my/our behalf at the 55th ANNUAL GENERAL MEETING of the Company to be held on July 19 2001 and at any adjournment thereof.

Signed this _____________________ day of ____________________ 2001      Affix

                                                                      One Rupee
                                                                       Revenue
                                                                        Stamp

NOTE: The proxy form must be deposited at the Registered Office of the Company not later than 48 hours before the time of holding the Meeting.
________________________________________________________________________________
                                 WIPRO LIMITED
                                                                 ATTENDANCE SLIP

WIPRO LIMITED
Registered Office:
Doddakannelli
Sarjapur Road
BANGALORE 560 035

FIFTY FIFTH ANNUAL GENERAL MEETING ON JULY 19, 2001

Reg. Folio No/Demat Account No. ________________________________________________

I certify that I am a registered shareholder/proxy for the registered shareholder of the Company.

I hereby record my presence of the FIFTY FIFTH ANNUAL GENERAL MEETING of the Company at____________________________________________________________ on


Member's/Proxy's name in BLOCK letters                Member's/Proxy's Signature